SEC 1745  Potential persons who are to respond to the collection of
   (02-02) information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                  UNITED STATES             OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION   OMB Number:
                                                            3235-0145
                             WASHINGTON, D.C. 20549         Expires: December
                                                            31, 2005
                                 SCHEDULE 13G/A             Estimated average
                                 (RULE 13D-102)             burden hours per
                                                            response. . 11



             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 AVANTAIR, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    05350T101
                                 (CUSIP Number)

                                DECEMBER 3, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ]   Rule 13d-1(b)
  [X]   Rule 13d-1(c)
  [ ]   Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 05350T101

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Potomac Capital Management LLC
              13-3984298

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a) [ ]
            (b) [ ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              New York

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  996,130
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    0
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        996,130

                   8.   SHARED DISPOSITIVE POWER
                        0


     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            The Reporting Person owns 996,130 shares consisting of 476,666 shares of common stock, 195,200 warrants and 324,264 shares that may be acquired upon conversion of Series A Convertible Preferred stock into Common Stock.


     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.33%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            HC; OO (Limited Liability Company)

                               CUSIP NO. 05350T101

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Potomac Capital Management Inc.
              13-3984786

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a) [ ]
            (b) [ ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              New York

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  1,324,116
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    0
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        1,324,116

                   8.   SHARED DISPOSITIVE POWER
                        0

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            The Reporting Person owns 1,324,116 shares consisting of 636,900 shares of common stock, 234,800 warrants and 452,416 shares that may be acquired upon conversion of Series A Convertible Preferred stock into Common Stock.

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            8.32%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            HC; CO

                               CUSIP NO. 05350T101

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Paul J. Solit

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a) [ ]
            (b) [ ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.


NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    2,320,246
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        2,320,246

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            The Reporting Person owns 2,320,246 shares consisting of 1,113,566 shares of common stock, 430,000 warrants and 776,680 shares that may be acquired upon conversion of Series A Convertible Preferred stock into Common Stock.

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)  [     ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            14.12%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN; HC

ITEM 1.
           (A)  NAME OF ISSUER

                AVANTAIR, INC.

           (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                4311 General Howard Drive
                Clearwater, FL 33762

ITEM 2.
           (A)  NAME OF PERSON FILING
                This statement is being filed by (i) Potomac Capital Management LLC; (ii) Potomac Capital Management Inc.; and
                (iii) Paul J. Solit
           (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE (i),
                (ii), and (iii)
                825 Third Avenue, 33rd Floor
                New York, New York 10022

           (C)  CITIZENSHIP
                (i) New York (ii) New York (iii) U.S.

           (D)   TITLE OF CLASS OF SECURITIES

                 Common Stock, par value $.001 per share

           (E)   CUSIP NUMBER
                 05350T101

ITEM 3.    Not Applicable


ITEM 4.      OWNERSHIP
PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

             Potomac Capital Management LLC
             (A)  AMOUNT BENEFICIALLY OWNED:
             (B)  PERCENT OF CLASS:  6.33%
             (C)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
                  (I)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE    996,130
                  (II)   SHARED POWER TO VOTE OR TO DIRECT
                         THE VOTE                                    0
                  (III)  SOLE POWER TO DISPOSE OR TO DIRECT THE
                         DISPOSITION OF                              996,130
                  (IV)   SHARED POWER TO DISPOSE OR TO DIRECT THE
                         DISPOSITION OF                              0

             Potomac Capital Management, Inc.
             (A)  AMOUNT BENEFICIALLY OWNED:
             (B)  PERCENT OF CLASS:  8.32%
             (C)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
                  (I)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE    1,324,116
                  (II)   SHARED POWER TO VOTE OR TO DIRECT
                         THE VOTE                                    0
                  (III)  SOLE POWER TO DISPOSE OR TO DIRECT
                         THE DISPOSITION OF                          1,324,116
                  (IV)   SHARED POWER TO DISPOSE OR TO DIRECT
                         THE DISPOSITION OF                          0

             Paul J. Solit
             (A)  AMOUNT BENEFICIALLY OWNED:
             (B)  PERCENT OF CLASS:  14.12%%
             (C)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

                  (I)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE    0
                  (II)   SHARED POWER TO VOTE OR TO DIRECT
                         THE VOTE                                    2,320,246
                  (III)  SOLE POWER TO DISPOSE OR TO DIRECT THE
                         DISPOSITION OF
                  (IV)   SHARED POWER TO DISPOSE OR TO DIRECT THE
                         DISPOSITION OF                              2,320,246


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
             OR CONTROL PERSON

             See Exhibit A attached hereto.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not Applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

             Not Applicable.

ITEM 10.     CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 21st day of December, 2007

                                        POTOMAC CAPITAL MANAGEMENT LLC

                                        By: /s/ Paul J. Solit
                                            -----------------------
                                            Paul J. Solit, Managing Member

                                        POTOMAC CAPITAL MANAGEMENT INC.

                                        By: /s/ Paul J. Solit
                                            -----------------------
                                            Paul J. Solit, President


                                        PAUL J. SOLIT

                                            By: /s/ Paul J. Solit
                                            -----------------------
                                                Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A    Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

Exhibit B    Joint Filing Agreement dated December 21, 2007 among Potomac
             Capital Management LLC, Potomac Capital Management, Inc.
             and Paul J. Solit